
OK -101 Targeting
Dry Eye Disease
&
Neuropathic
Corneal Pain

OKYO PHARMA

Corporate Presentation

JULY 2024

Nasdaq: OKYO

Disclaimer

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This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any of OKYO’s securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state or other jurisdiction.

Pipeline Focus: OK-101 to Treat Ocular Diseases

Indication	Pre-clinical	Phase 1	Phase 2	Phase 3
OK-101				
Dry Eye Disease ("DED")	Phase 2 Trial Completed			
Neuropathic Corneal Pain ("NCP")	Plan to open trial in Q3 2024			
Allergic Conjunctivitis				
Uveitis				

OK-101: A Lipid-Conjugated Chemerin Peptide

Drug candidate with anti-inflammatory and ocular pain reducing properties

Lipid conjugated peptide chemistry minimizes drug washout and enhances the potency

Preservative free, EDTA free

Simple, stable formulation

IND cleared by FDA	December 2022
240 patient trial initiated	May 2023
Top Line data released	Jan 8, 2024



Chemerin Peptide
Linker
Anchored Lipid
OK-101

Chemerin Receptor

Modulates

Inflammation

pain

Receptor localization

Monocytes, macrophage, dendritic cells, NK cells, Treg cells, spinal cord neurons

Endogenous ligand

Chemerin: 136 aa peptide



38,000,000 US DED patients**

18,000,000 Diagnosed**

1,200,000 Treated for DED**

What is Dry Eye Disease?

Dry eye is a **multifactorial** disease of the ocular surface characterized by a loss of homeostasis of the **tear film**, and accompanied by **ocular symptoms**, in which **tear film instability** and **hyperosmolarity**, ocular surface **inflammation** and **damage**, and **neurosensory abnormalities** play etiological roles.*

Tear Film Instability Is At Heart Of The Disease

Risk & Growth Factors

Age 50 or older, Female, Wear contact lenses, Digital screen time, Environmental factors

* Craig JP et al. Ocul Surf. 2017; 15:276; **Market Scope 2023 Dry Eye Product Market Review; does not include OTC artificial tears and other Rx anti-inflammatory and tear stimulants

US Regulatory Requirements for Dry Eye Disease*

Dry Eye: Developing Drugs for Treatment Guidance for Industry

Requirements	Acceptable Signs and Symptoms of Dry Eye
Sign and Symptoms (co-primaries, $p<0.05$, no unit difference required) – can be achieved in separate studies if necessary	**Signs:** corneal staining, conjunctival staining, TFBUT, Schirmer's
Sign Only (e.g., Schirmer's Responder Rate ≥10 mm, clearing of corneal staining)	**Symptoms: Eye dryness score, burning/stinging (ocular irritation), blurred vision, light sensitivity, sandy or gritty feeling, ocular pain or discomfort**
Symptom Only (not allowed)	

What patients really care about!

*Source: www.fda.gov/media/144594

Current Standard of Care for DED

FDA-Approved Drugs, Issues Include Slow Onset of Action, Numerous Side Effects & High Discontinuation Rate

Drug Name	Company (Year approved)	Labelled indication	Onset of Action	Primary Sign Endpoint	Primary Symptom Endpoint	Most common Adverse Effects
Restasis; Cyclosporine 0.05%	Allergan (2003)	Sign; BID	up to 6 months	**Tear production**	**N/A**	Ocular burning (17%)
Xiidra Lifitegrast 5%	Bausch & Lomb (2016)	Signs and symptoms BID	6-12 weeks	**Inferior Corneal Staining Score (ICCS)**	**Eye dryness score (EDS)**	Burning (15%), instillation site reaction (13.2%), dysgeusia (16%) and reduced visual acuity (11.4%).
Cequa Cyclosporine 0.09%	Sun Pharma (2018)	Sign; BID	2 weeks	**Tear production**	**N/A**	Pain on instillation of drops (22%) and conjunctival hyperemia (6%).
Eysuvis loteprednol 0.25%	Alcon (2020)	Signs and symptoms QID	4 days	**Conjunctival hyperaemia**	**Ocular discomfort**	Instillation site pain (5%)
Tyrvaya; Varenicline 0.3mg	Oyster Point/Viatris (2021)	Signs and symptoms BID	1-4 weeks	**Tear production**	**Eye dryness score (EDS)**	Sneezing (82%), cough (16%), throat irritation (13%), and instillation-site (nose) irritation (8%).
Meibo; Perfluorohexyloctane	Bausch & Lomb (2023)	Signs and symptoms QID	2 weeks	**Total corneal fluorescein staining**	**Eye dryness score (EDS)**	Blurred vision and conjunctival redness (1-3%)
Vevye; Cyclosporine 0.1%.	Novaliq/Harrow (2023)	Signs and symptoms BID	2 weeks	**Tear production**	**N/A**	Instillation site reactions (8%) and temporary decreases in visual acuity (3%).

DED Remains Unmet Need Despite Available Therapies

90%

of 2022 prescriptions for DED were Xiidra and Restasis*

40%

of these prescriptions are new prescriptions, not refills*

71%

of patients on Restasis discontinue treatment within 3 months**

64%

of patients on Xiidra discontinue treatment within the first month**

*Bloomberg (U.S. Symphony data), August 2023. Note: Does not include generic cyclosporine sales data; **White et al. Clin Ophthalmol. 2019, 13:2285

Chemerin Derived Peptide: A Potential Regulator of Inflammation & Pain



1
Chemerin
CHEMR23
2
3
OK-101
Stable, Protease Resistant
Chemerin Peptide Fragment
Linker
Anchored
Lipid
4
Pro-Inflammatory
Phenotype
Anti-Inflammatory
Phenotype
Immune Cells
Monocytes
Neutrophils
Dendritic
Cells
Helper
T Cells
T_{reg}
Cells

1. Pro-inflammatory chemerin activates immune cells at the inflammation site
2. Peptides derived from chemerin physiologically inhibit the inflammatory response
3. The data suggests that topically administered OK-101 peptide can dramatically enhance the anti-inflammatory response
4. Proprietary MAP technology designed to enhance residence time of OK-101 on ocular surface

OK-101: Targeting Chemerin Receptor


Chemerin Peptide
Linker
Anchored Lipid
Chemerin Receptor
Immune Cells
Anti-inflammatory Response

Membrane Anchoring Improves Potency, Durability

*In-vitro studies

Enhanced Potency

Human Chemerin Receptor


Luciferase activity
(Max soluble unwashed =100%)
125
100
75
50
25
0
OK-101 Anchored
No Anchor
No
Ligand
-11
-9
-7
-5
[Ligand], log(M)

Increased Durability

Human Chemerin Receptor (Wash Resistant)


Luciferase activity
(Max soluble unwashed =100%)
125
100
75
50
25
0
OK-101 Anchored
No Anchor
No
Ligand
-11
-9
-7
-5
[Ligand], log(M)

*Adapted from Doyle J et al, J. Biol. Chem. 2014; 289:13385

OKYO PHARMA

Validation: OK-101 Efficacy in Dry Eye Mouse Model



Corneal Permeability
1600
1400
1200
1000
800
600
400
200
0
Healthy Eye
Induced Dry Eye
Dry Eye Cyclosporine (0.1%)
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer OK-101 (0.04%)

*Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA



OK-101 and cyclosporine were administered topically twice a day

Corneal permeability significantly reduced with OK-101 vs phosphate buffer alone

Potency of OK-101 was comparable to cyclosporine, an active ingredient of Restasis (Allergan) & Cequa (Sun Pharma)

Reducing corneal permeability with OK-101 improves corneal integrity in dry eye mouse model

OK-101 Normalized Goblet Cells & Reduced Inflammatory CD4 T Cells

Increased Mucin-secreting Goblet Cells*

OK-101: (0.04%) normalized goblet cell density
(OK-101 was administered topically twice a day)



Goblet cell density
Goblet cells/mm
60
50
40
30
20
10
0
P< 0.01
P< 0.001
Healthy Eye
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer + OK-101

Reduced Inflammatory Biomarkers*

OK-101: (0.04%) reduced count of CD4+ T cells,
which are known biomarkers of inflammation



CD4+ T cells
CD4+ T cells in conjunctiva epithelium (cells/100 µm)
2.5
2.0
1.5
1.0
0.5
0
P< 0.05
P< 0.001
Healthy Eye
Dry Eye Phosphate Buffer
Dry Eye Phosphate Buffer + OK-101

*Patil et al. (2019) 14th Congress on Ocular Pharmacology and Therapeutics, New Orleans, LA

Neuropathic Corneal Pain (NCP) in Dry Eye Disease

DED patients suffer from neuropathic corneal pain, making their condition more resistant to anti-inflammatory drugs

No Current FDA approved topical treatment for neuropathic corneal pain

ChemR23 receptor on leukocytes targeted by OK-101 is **also** expressed on neurons and glial cells in the dorsal root ganglion and spinal cord

DED patients would benefit from a drug that comprises anti-inflammatory and neuropathic pain reducing characteristics

OK-101: a potentially promising candidate for the treatment of both inflammation and pain



OK-101 Reduced Neuropathic Corneal Pain (“NCP”) in Mouse Model*

Ciliary Ligation Model* Illustrates OK-101 Potential to Reduce Ocular Pain. Ciliary nerve ligation surgery to create the corneal neuropathic pain (CNP) model



Long Ciliary Nerve
Short Ciliary Nerve

OK-101 Reduced Corneal Pain Response Comparable to Gabapentin*** (GBP)**



Pain Reducing Efficacy (%)
0
10
20
30
40
50
60
70
Vehicle
Gabapentin
OK-101
Day 7
Post Surgery
Day 10
Post Surgery
Day 14
Post Surgery

* Collaboration with Dr. Pedram Hamrah, Tufts Medical Center, Boston (Kenyon B, ARVO Abstract 4085, 2020)
** Topical administration (0.04%)
*** Administered by intraperitoneal injection,100 mg/kg once at Day 4, 7, 10, and 14

OK-101 Believed to Disrupt Dry Eye Cycle by Targeting Inflammation, Improving Tear Film Stability and by Ameliorating Multiple Symptoms



Lacrimal gland
Tear film:
Mucous layer
Aqueous layer
Lipid layer
Meibomian gland
Conjunctival goblet cells



OK-101
Hyperosmolarity
Inflammation
Damage to the ocular surface
Goblet cell loss
Mucin loss
Tear film instability
Excessive evaporation

OK-101 Reduces Inflammatory Markers

OK-101 reduces pain, burning /stinging, blurred vision, & eye dryness

OK-101 Normalizes Goblet Cell Loss

Dry Eye Cycle adapted from: Fineide et al Scientific Reports (2022) 12:21416

OK-101 DED Development Timeline

Phase 2

- 240 Subjects; 80 per arm
- 12 Week Dosing
- 6-9 Months Duration
- Potential Registration Trial



2022
2023
2024
2025
Trial Start Announced on May 2, 2023
Completed Full Enrollment of 240 Patients
Top-Line Data Announced Jan 2024

CRO Partner

Ora

OK-101 DED Phase 2 Trial Design

Note: First Human Trial of OK-101


Day -14
Day 1
Day 15
Day 29
Day 57
Day 85
Placebo run-in period
Screening
Visit 1
Visit 2
Visit 3
Visit 4
Visit 5
Visit 6
Randomization into one of three cohorts

OK-101 (0.05%) n = 81	OK-101 (0.1%) n = 80	Placebo n = 79

Study Overview	
Total Subjects: Enrolled = 384	Baseline characteristics were balanced amongst treatment groups
Screen Failures = 144	No drug-related SAEs, most AEs were mild stinging & burning
Randomized Subjects = 240	1 discontinuation for iritis in 0.05% OK-101 group

OKYO PHARMA

ENDPOINTS

Primary Endpoints
(through Day 85)

Inferior Corneal Staining (Sign)

Ocular Discomfort Score (Symptom)

Secondary Endpoints

Total Conjunctival Staining (sign)

Tear Film Break-up Time (TFBUT) (sign)

Blurred Vision

Burning/Stinging

Pain

Daily Symptom Diary

CRO Partner: Ora

CONFIDENTIAL

OK-101 Phase 2 DED Study: Patient Demographics

Category	OK-101 (0.1%)	OK-101 (0.05%)	Placebo	All Subjects
Age (Years): n	80	81	79	240
Mean (SD)	66.2 (10.6)	63.6 (11.98)	64.4 (13.69)	64.7 (12.15)
Median	67.0	63.0	65.0	65.0
Min, Max	35, 85	20, 87	26, 94	20, 94
Sex				
Male: n (%)	30 (37.5)	20 (24.7)	17 (21.5)	67 (27.9)
Female: n (%)	50 (62.5)	61 (75.3)	62 (78.5)	173 (72.1)
Ethnicity				
Hispanic or Latino: n (%)	6 (7.5)	6 (7.4)	2 (2.5)	14 (5.8)
Not Hispanic or Latino: n (%)	74 (92.5)	75 (92.6)	77 (97.5)	226 (94.2)
Race				
American Indian or Alaska Native: n (%)	1 (1.3)	2 (2.5)	2 (2.5)	5 (2.1)
Asian: n (%)	7 (8.8)	9 (11.1)	6 (7.6)	22 (9.2)
Black or African American: n (%)	19 (23.8)	20 (24.7)	8 (10.1)	47 (19.6)
Native Hawaiian or Other Pacific Islander: n (%)	1 (1.3)	0	0	1 (0.4)
White: n (%)	52 (65.0)	50 (61.7)	63 (79.7)	165 (68.8)

Baseline Signs & Symptom of Enrolled Subjects were Balanced

Sign & Symptom Baseline	OK-101 (0.1%)	OK-101 (0.05%)	Placebo	All Subjects
Inferior Fluorescein Staining (0 to 4: Higher is worse)				
Mean (SD)	1.88 (0.554)	1.9 (0.572)	1.92 (0.574)	1.9 (0.565)
Median	2.0	2.0	2.0	2.0
Min, Max	0.0, 3.0	0.0, 3.0	0.0, 3.0	0.0, 3.0
Ora Calibra® Discomfort Scale (0 to 5: Higher is worse)				
Mean (SD)	2.6 (0.84)	2.6 (0.8)	2.7 (0.95)	2.6 (0.86)
Median	3.0	3.0	3.0	3.0
Min, Max	1, 4	1, 4	1, 4	1, 4
Conjunctival Sum Lissamine Green Staining (0 to 8: Higher is Worse)				
Mean (SD)	3.98 (1.504)	3.98 (1.387)	3.94 (1.344)	3.97 (1.408)
Median	3.75	4.0	4.0	4.0
Min, Max	1.5, 8.0	2.0, 8.0	2.0, 8.0	2.0, 8.0
Burning/Stinging from Visual Analog Scale (0 to 100: Higher is Worse)				
Mean (SD)	47.0 (31.12)	54.6 (30.28)	41.1 (32.31)	47.6 (31.59)
Median	50.0	62.0	33.0	50.5
Min, Max	0, 97	0, 99	0, 100	0, 100
Pain from Visual Analog Scale (0 to 100: Higher is Worse)				
Mean (SD)	46.4 (31.71)	46.4 (31.71)	38.6 (33.60)	40.3 (32.48)
Median	29.5	50.0	31.0	39.0
Min, Max	0, 99	0, 99	0, 99	0, 99
Blurred Vision from Visual Analog Scale (0 to 100: Higher is Worse)				
Mean (SD)	49.7 (30.04)	48.4 (31.12)	38.8 (31.81)	45.7 (31.25)
Median	55.5	52.0	33.0	47.0
Min, Max	0, 98	0, 99	0, 95	0, 99

OK-101 Phase 2 DED Study: Ocular Adverse Events

Category	OK-101 (0.1%) (N = 80)	OK-101 (0.05%) (N = 81)	Placebo (N = 79)
Number of Ocular AEs	7	19	7
Number of Ocular TEAEs	6	16	6
Number of Ocular SAEs	0	0	0
Number of Ocular TE-SAEs	0	0	0
Number of Subjects Withdrawn Study Drug due to Ocular TEAE: n (%)	**0**	**1 (1.2)**	**1 (1.3)**
Number of Subjects with Ocular TEAEs (Severity)			
Mild: n (%)	5 (6.3)	14 (17.3)	4 (5.1)
Moderate: n (%)	0	1 (1.2)	0
Severe: n (%)	0	0	0
Number of Subjects with Ocular TEAEs by Relationship to Study Drug			
Definitely Related: n (%)	4 (5.0)	8 (9.9)	0
Probably Related: n (%)	0	0	0
Possibly Related: n (%)	0	1 (1.2)	3 (3.8)
Not Related: n (%)	1 (1.3)	6 (7.4)	1 (1.3)

OK-101 Drop Comfort: 2 Minutes Post-Instillation Study Eye

Drop Comfort	OK-101 0.1% (n=79)	OK-101 0.05% (n=77)	Placebo (n=76)
Mean Score (SD)	2.5 (2.32)	2.3 (2.32)	1.8 (1.73)
Median	2.0	1.0	1.5

Abbreviations: AE = Adverse Event; TEAE = Treatment-Emergent Adverse Event; SAE = Serious Adverse Event; TE-SAE = Treatment-Emergent Serious Adverse Event.

Improvement in Conjunctival Sum Lissamine Green Staining* (Sign)

Data shown is change from baseline using 0-8 scale in Intent-to-Treat and Above Median Population

P values are vs placebo based on ANCOVA Model



Day 15
Day 29
Day 57
Day 85
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
LSM (SE) change from baseline
P = 0.17
P = 0.06
P = 0.14
P = 0.05
0.05% OK-101
Placebo

OK-101 (n = 81), Placebo (n = 79)



Day 0
Day 15
Day 29
Day 57
Day 85
0
-0.2
-0.4
-0.6
-0.8
-1
-1.2
-1.4
-1.6
-1.8
-2
-2.2
-2.4
-2.6
LSM (SE) change from baseline
0.05% OK-101
Placebo
P = 0.02
P = 0.01
P = 0.02
P = 0.07

% Change from baseline (5.5)				
Group	Day 15	Day 29	Day 57	Day 85
OK-101 (n = 26)	38.9	36.7	37.8	27.4
Placebo (n =28)	22.3	20.5	22.7	17.4
Change	16.6	16.2	15.1	10

*Ora Calibra Scale 0-8

Percentage of Responders With Improvement in Conjunctival Sum Lissamine Green Staining*, Intent-to-Treat and Above Median Population



Conj Sum at least 12.5% change from baseline in ITT
Percentage of Responders
80
70
60
50
40
30
20
10
0
51
63%
47
59.5%
52
64.2%
41
51.9%
54
66.7%
50
63.2%
51
63%
39
49.4%
Day 15
Day 29
Day 57
Day 85
0.05% OK-101 (% of Total)
Placebo (% of Total)
Number of patients shown on top of column



Conj Sum at least 25% change from baseline above median
Percentage of Responders
60
50
40
30
20
10
0
13
46.4%
7
26.9%
14
50%
9
34.6%
14
50%
9
34.6%
10
35.7%
6
23.1%
Day 15
Day 29
Day 57
Day 85
0.05% OK-101 (% of Total)
Placebo (% of Total)
Number of patients shown on top of column

Percentage of OK-101 responders with improvement in Conjunctival Sum staining at each visit was higher than placebo in Intent-to-Treat population as well as the Above Median population

*Ora Calibra Scale, 0-8

Significant Improvement in Tear Film Break Up Time[1] (Sign)

Data shown is change from baseline using 0-10 scale in Intent-To-Treat Population P values are vs placebo based on Wilcoxon rank sum test



Day 15
Day 29
Day 57
Day 85
LSM (SE) change from baseline (s)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
-0.1
-0.2
P = 0.01
P = 0.05
P = 0.02
P = 0.03
0.05% OK-101
Placebo

OK-101 (n = 81), Placebo (n = 79)



At least 0.5 sec change from baseline using 0-10 scale
Percentage of Responders
40
35
30
25
20
15
10
5
0
20
24.7%
17
21.5%
16
19.7%
11
13.9%
28
34.6%
15
19%
30
37%
19
24%
Day 15
Day 29
Day 57
Day 85
0.05% OK-101 (% of Total)
Placebo (% of Total)

Number of patients is shown on the top of column

[1]Scale 0-10 sec

Significant Improvement in Pain[1] (Symptom)

Data shown is change from baseline using 0-100 Visual Analog Scale in Intent-To-Treat Population
P values are vs placebo based on Wilcoxon rank sum test



Day 15
Day 29
Day 57
Day 85
LSM (SE) change from baseline (VAS)
-6
-8
-10
-12
-14
-16
-18
-20
P = 0.2
P = 0.03
P = 0.04
P = 0.01
0.05% OK-101
Placebo

OK-101 (n = 81), Placebo (n = 79)



VAS-Pain at least 30 unit change from baseline using 0-100 Scale
Percentage of Responders
35
30
25
20
15
10
5
0
17
21%
15
19%
23
28%
12
15%
22
27%
16
20%
25
30.9%
15
19%
Day 15
Day 29
Day 57
Day 85
0.05% OK-101 (% of Total)
Placebo (% of Total)

Number of patients shown on top of column

[1]Visual Analog Scale 0-100

Significant Improvement in Burning/Stinging & Blurred Vision (Symptoms[1])

Data shown is change from baseline using 0-100 Visual Analog Scale in Intent-To-Treat Population
P values are vs placebo based on Wilcoxon rank sum test

Burning/Stinging



Day 15
Day 29
Day 57
Day 85
LSM (SE) change from baseline (VAS)
-4
-8
-12
-16
-20
-24
P = 0.01
P = 0.006
P = 0.003
P = 0.01
0.05% OK-101
Placebo

OK-101 (n = 81), Placebo (n = 79)

Blurred vision



Day 15
Day 29
Day 57
Day 85
8
6
4
2
0
-2
-4
-6
P = 0.09
P = 0.01
P = 0.03
P = .06
0.05% OK-101
Placebo

OK-101 (n = 81), Placebo (n = 79)

[1]Visual Analog Scale 0-100

Responders With Improvement in Burning/Stinging[1] and Blurred Vision[1], Intent-to-Treat Population



VAS-Burning Stinging at least 30 units change from baseline using 0-100 scale
Percentage of Responders
35
30
25
20
15
10
5
0
20
24.7%
8
10.1%
25
30.9%
14
17.7%
23
28.4%
13
16.5%
24
29.6%
17
21.5%
Day 15
Day 29
Day 57
Day 85
0.05% OK-101 (% of Total)
Placebo (% of Total)
Number of patients is shown on the top of column



VAS-Blurred Vision at least 10 unit change from baseline using 0-100 scale
Percentage of Responders
45
40
35
30
25
20
15
10
5
0
29
36%
18
23%
26
32%
20
25%
34
42%
23
29%
33
40.7%
23
29%
Day 15
Day 29
Day 57
Day 86
0.05% OK-101 (% of Total)
Placebo (% of Total)
Number of patients is shown on the top of column

Percentage of OK-101 responders with improvement in burning/stinging and blurred vision at each visit was higher than placebo in Intent-to-Treat population

[1]Visual Analog Scale 0-100

Significant Improvement in Symptoms by Patient Reported Daily Diary Within First Two Weeks



Pain
CHANGE FROM BASELINE MEDIAN
Day 1 to 15 Average
Day 16 to 29 Average
Day 30 to 57 Average
Day 58 to 85 Average
0.0
-0.1
-0.1
-0.2
P = 0.01
0.05% OK-101
Placebo



Burning/Stinging
CHANGE FROM BASELINE MEDIAN
Day 1 to 15 Average
Day 16 to 29 Average
Day 30 to 57 Average
Day 58 to 85 Average
0.0
-0.1
-0.2
-0.3
P = 0.06
0.05% OK-101
Placebo



Itching
CHANGE FROM BASELINE MEDIAN
Day 1 to 15 Average
Day 16 to 29 Average
Day 30 to 57 Average
Day 58 to 85 Average
0.0
-0.1
-0.2
-0.3
-0.4
P = 0.009
0.05% OK-101
Placebo



Eye Dryness
CHANGE FROM BASELINE MEDIAN
Day 1 to 15 Average
Day 16 to 29 Average
Day 30 to 57 Average
Day 58 to 85 Average
0.0
-0.1
-0.2
-0.3
-0.4
P = 0.005
0.05% OK-101
Placebo

Diary Symptoms Improvement Sustained Throughout the Trial

*P values are vs placebo based on Wilcoxon rank sum test; OK-101 (n = 81), Placebo (n = 79)

Responders With Improvement in Both Signs*[1] and Symptoms[2] at Day 85 ITT Population



At least 12.5% improvement in Sign and 30% improvement in Symptom change from baseline
Conj Sum & BlUR VIS
Conj Sum & BURN/STING
Conj Sum & Pain
21.9%
16
26%
20
20.3%
15
32.9%
26
20.3%
14
34.2%
26
0
5
10
15
20
25
30
35
40
Percentage of Responders
Placebo
0.05% OK-101
Number of patients is shown at the end of column

*Ora Calibra Scale, 0-8 scale, [1]Lissamine Green Staining [2]Visual Analog Scale (VAS) 0-100;

OK-101 to Treat Neuropathic Corneal Pain (NCP)

Plans for OK-101 to Treat Neuropathic Corneal Pain (NCP)

- Agreement with Tufts Medical Center for NCP Phase 2 Trial Announced on July 2023
- NCP Trial to be Conducted by Pedram Hamrah, MD, Professor, at Tufts Medical Center
- IND Cleared by FDA for OK-101 to Treat NCP Announced on Feb. 9, 2024
- Phase 2 Randomized, Placebo-Controlled Trial Planned to be Initiated in Q3 2024

Plan to Start Phase 2 Trial for OK-101 to Treat Neuropathic Corneal Pain (NCP)

Phase 2, Randomized, Double masked, Placebo-Controlled Study Assessing Safety and Efficacy of OK-101 in Subjects with NCP

- 48 subjects to be enrolled
- Three arms, 0.05% OK-101, 0.1% OK-101 and Placebo, (16 per arms)
- Five visits over the course of 16 weeks
- Study duration: 9-12 months
- Pedram Hamrah, MD, Principal Investigator, Tufts Medical Center


2023
2024
2025
IND Cleared
Feb 2024
Plan to Start
Trial in Q3 2024

Patent Protection Through at Least 2039

OK-101 Technology:

Composition of Matter: US 10,233,219	Method of Use (Dry Eye): US 11,197,906	Use (Neuropathic Pain): US 11,254,720
Issued in US to 2034 with potential patent term extension up to 2039	Issued in US to 2037 with potential patent term extension up to 2042	Issued in US to 2034 (+187 days of *PTA)

Experienced Team With Considerable Drug Development Expertise

Management

Gary S. Jacob, PhD, Chief Executive Officer and Director Co-inventor and developer of Synergy's FDA-approved drug Trulance, currently marketed by Bausch Health, Inc. 35 years of experience in the pharmaceutical and biotechnology industries.

Raj Patil, PhD, Chief Scientific Officer 30 years of academic/pharmaceutical R&D experience and leadership experience at Alcon, Novartis and Ora, all leaders in Ophthalmology.

Keeren Shah, Chief Financial Officer 20 years of experience in controllership, financial planning and analysis, IPO offering and variety of finance positions at Visa Inc, Arthur Andersen, BBC Worldwide, Tiziana Life Sciences and Accustem Inc.

Board

Gabriele Cerrone Chairman, Founder Extensive experience founding, financing, restructuring, and listing multiple micro-cap biotechnology companies in oncology, infectious diseases, and molecular diagnostics.

Bernard Denoyer, Non-Executive Director Extensive financial management experience as Senior Vice President of Synergy Pharmaceuticals, Inc. Also served as CFO and Senior Vice President of META Group, Inc.

Gary S. Jacob, PhD, Chief Executive Officer and Director 35 years of experience in the pharmaceutical and biotechnology industries, R&D, operations, business development and capital financing activities.

John Brancaccio, Non-Executive Director Financial executive with international and domestic experience in pharmaceutical and biotechnology companies

Willy Simon, Non-Executive Director International banking experience gained in senior leadership positions at multiple financial institutions.

Key Takeaways

- Significant drug effects were observed in multiple signs (*conjunctival staining, TFBUT*) and symptoms (*ocular pain, burning/stinging and blurred vision*) of DED as early as the 15-days after dosing.
- Drug effect was durable throughout the trial for a number of endpoints.
- Significant improvements were observed across multiple *symptoms as measured in a daily symptom diary* including pain, eye dryness and itching within the first two weeks of treatment.
- OK-101 exhibited *excellent drop comfort*, comparable to that of artificial tear, with a favorable adverse event profile and no drug-related serious adverse events.
- These observed endpoints support the proposed mechanism-of-action of *restoring goblet cell loss* by OK-101 as demonstrated in preclinical animal models.


Thank you